UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

On October 30, 2025, Materialise NV (the “Company” or “Materialise”) announced plans to pursue an additional listing of its ordinary shares on Euronext Brussels, to complement the existing Nasdaq listing of the American depositary shares (“ADSs”) representing the Company’s ordinary shares. No shares will be offered and no capital will be raised in connection with the listing of the Company’s shares on Euronext Brussels. In addition, the Company announced that that the Company’s Board of Directors approved an up to EUR 30 million ADS buyback program over Nasdaq, subject to and with effect from not earlier than (i) the publication in the Annexes to the Belgian State Gazette of the approval by the Company’s general shareholders’ meeting of the authorization to the Board of Directors to buy back shares and (ii) the completion of the listing of the Company’s shares on Euronext Brussels.

On October 30, 2025, the Company also announced that it will hold an extraordinary general shareholders’ meeting on November 14, 2025 at 17:00 Central European Time. The purpose of the meeting is to, among other things, discuss and decide on proposals to proceed with certain share capital movements (and related amendments to the articles of association) with a view to the potential buyback program, to grant the board of directors a new authorization for buybacks (and a related amendment to the articles of association), to make certain other amendments to the articles of association (including the introduction of double voting rights for certain shares) and adopt a new text of the articles of association, to approve the remuneration policy, to mandate the statutory auditor with the assurance of sustainability information, and to confirm the composition of the board of directors and the qualification of each director as independent, non-executive and/or executive. Certain of the proposed decisions are subject to condition precedent of and/or effective from the completion of the listing and/or the completion of transactions described in other proposed decisions. The meeting will be held at the registered office of the Company (Technologielaan 15, 3001 Leuven). The deed will be digitally executed by notary Stijn Raes, with offices at Kortrijksesteenweg 1147, 9051 Ghent.

More information about the proposed additional listing and the proposed ADS buyback program can be found in the Company’s press release attached as Exhibit 99.1. More information about the extraordinary general shareholders’ meeting can be found in the Company’s press release attached as Exhibit 99.2, as well as in the materials pertaining to the meeting, which are available on Materialise’s website at http://investors.materialise.com on the Governance page.

Important information

This information does not constitute an offer or invitation to proceed to an acquisition of or subscription for Materialise’s securities, nor an offer or invitation to proceed to an acquisition of or subscription for Materialise’s securities in any jurisdiction (including Belgium, member states of the European Economic Area (the EEA) (each a Member State), the United States of America, Switzerland, Canada, Australia, Japan, South Africa or the United Kingdom) where such offer or invitation is not allowed without registration or qualification under the applicable legislation of the relevant jurisdiction, or where such offer or invitation does not meet the required conditions under the applicable legislation of the relevant jurisdiction.

This report is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation and has not been approved by Belgian Financial Services and Markets Authority (FSMA) or any other European Supervisory Authority. The expression Prospectus Regulation means Regulation (EU) 2017/1129 (as amended or superseded) and any implementing measure in each relevant Member State of the EEA.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, where any such action is required, including in the EEA. This report has been prepared on the basis that no offer of Materialise’s shares in any Member State is or will be made under the Prospectus Regulation.

The distribution of this report into certain jurisdictions may be restricted by law. Persons into whose possession this report comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

A request for the admission to listing and trading of the shares (including the shares underlying the ADSs) on the regulated market of Euronext Brussels is intended to be made. A prospectus for the listing of the shares on Euronext Brussels is intended to be filed with the FSMA for approval. Subject to the approval of the prospectus by the FSMA, which approval should not be understood as an endorsement by the FSMA of the securities offered by Materialise, and subject to market conditions, the prospectus is expected to be made available at Materialise’s registered office and on the website of Materialise (www.materialise.com).

This report is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

This report is not an offer of securities for sale in the United States. No offer of any securities has been or will be made in the United States or to US persons in connection with the listing. Securities may not be offered and sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption from registration.

This information and any materials distributed in connection with this information are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident of or located in the United States of America, Switzerland, Canada, Australia, Japan, South Africa or any other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the laws or regulations of the United States of America, Switzerland, Canada, Australia, Japan, South Africa or any other jurisdiction. The distribution of this information in other jurisdictions than Belgium, may be restricted by laws or regulations applicable in such jurisdictions. All persons in possession of this information must inform themselves about, and comply with, any such restrictions.

An investment in shares entails significant risks. Relevant investors are encouraged to read the prospectus that Materialise expects to publish after approval by the FSMA. This document is not a prospectus and investors should not purchase any shares referred to herein except on the basis of the information contained in the prospectus. Potential investors must read the prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the securities. The value of Materialise’s shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the intended offering for the person concerned.

The date of completion of listing on the regulated market of Euronext Brussels may be influenced by factors such as market conditions. There is no guarantee that such listing will occur and a potential investor should not base its financial decisions on Materialise’s intentions in relation to such listing at this stage.

Acquiring investments to which this report relates may expose an investor to a significant risk of losing the entire amount invested. Persons considering such investments should consult an authorized person specializing in advising on such investments.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated October 30, 2025

99.2	Press Release dated October 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: October 30, 2025